Exhibit 99.7

ATHENS ACQUISITION LLC

1086 Woodward

Avenue Detroit,

Michigan 48226

January 29, 2013

Mr. Darrell Burks

Greektown Superholdings, Inc.

555 East Lafayette

Detroit, Michigan 48226

Dear Darrell:

This letter is in response to the letter dated January 28, 2013 from the special committee of the Board of Directors of Greektown Superholdings, Inc. (the “Company”) to Athens Acquisition LLC (“Athens”).

The proposal contained in our letter of January 16, 2013 was not intended to be a tender offer. As discussed, this will confirm that Athens withdraws that proposal and the committee and the Board need not consider it.

We appreciate the opportunity to have met with you today.

Sincerely,

ATHENS ACQUISITION LLC

/s/ Matthew Cullen

Matthew Cullen President

Cc: George Boyer